VOTING AGREEMENT

This VOTING AGREEMENT (the "Agreement"), dated as of July 12, 2006, is entered into by and among Mitch Francis, an individual and the Chief Executive Officer of Tix Corporation ("Francis"), and Iqbol (Tony) Ashraf, an individual ("Ashraf"). Francis and Ashraf are sometimes referred to herein as the "Parties."

RECITALS

WHEREAS, Ashraf owns a substantial number of shares of common stock of Tix Corporation, a California corporation (the "Company").

WHEREAS, Francis is the Chief Executive Officer of the Company.

WHEREAS, Ashraf has agreed to grant voting power to Francis over 2,000,000 of his shares of common stock of the Company and 1,000,000 shares of common stock issuable upon exercise of a warrant that Ashraf holds (the "Voting Shares") in order to secure continuity and stability to the policy and management of the Company, which Ashraf believes will lead to the continued growth and profitability of the Company and maximize the value of the shares; and

WHEREAS, Francis has consented to act under this Agreement for the purposes provided herein.

AGREEMENTS

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties desire to enter into the Agreement, prepared in accordance with California Corporations Code Section 706(a), to provide for the voting of their shares.

Section 1. TRANSFER OF VOTING RIGHTS.

(a.) VOTING RIGHTS. Both parties hereby agree that at each meeting of the shareholders of the Company at which a vote of the shareholders will take place and in connection with any action by written consent, Francis will vote (or execute such written consent with respect to, as the case may be)the Voting Shares of which Ashraf has voting control or which are owned by Ashraf, beneficially or of record, or will cause such shares or securities to be voted (or such consent to be executed), and will take all other necessary or desirable actions within such shareholder's control in his capacity as a shareholder, director, member of a board committee or officer of the Company, including acting by written consent to the extent permitted under applicable law.

(b.) DURATION OF VOTING RIGHTS. The voting rights to be transferred to Francis shall only continue for as long as Ashraf has ownership of the Voting Shares and shall not continue, and will terminate with, the sale of any shares by Ashraf to a third party.

Section 2. RESTRICTIONS.

(a.) PUBLIC SALE OR TRANSFER. Ashraf shall have the full capacity to effectuate the sale or transfer of the Voting Shares through a public sale provided that such sale is in blocks of less than 100,000 shares per day. Such public sale shall not be encumbered by any voting restrictions and does not require permission to be given by Francis prior to any sale or transfer, unless the sale is for more than 100,000 shares, in which event the prior consent of Francis shall be required, which may be withheld in his sole and absolute discretion.

(b.) PRIVATE SALE OR TRANSFER. Ashraf shall be required to provide notice to and obtain the written permission of Francis prior to any private sale or transfer of the Voting Shares, which permission may be withheld in Francis sole and absolute discretion.

(c.) GOVERNING LAW. The Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of California, without giving effect to its principles or rules regarding conflicts of laws (to the extent such principles or rules would require the application of the law of another jurisdiction).

(d.) SEVERABILITY. If any provision of the Agreement or portion thereof shall be declared invalid, illegal or unenforceable, such provision or portion thereof shall be severed and all remaining provisions shall continue in full force and effect.

(e.) WAIVER. No waiver of any provision of the Agreement shall be valid unless it is expressed in a written instrument duly executed by the party or parties making such waiver. The failure of any party to insist, in any one or more instances, on performance of any of the terms and conditions of the Agreement shall not be construed as a waiver or relinquishment of any rights granted hereunder or of the future performance of any such term, covenant or condition but the obligation of any party with respect thereto shall continue in full force and effect.

(f.) AMENDMENTS. No amendment, alteration or modification of the Agreement shall be valid unless in each instance such amendment, alteration or modification is expressed in a written instrument executed by each of Francis and Ashraf.

(g.) NOTICES. All notices, requests, consents and other communications required or permitted in the Agreement shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if

not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

(h.) COUNTERPARTS. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

(i.) HEADINGS. The headings of the Agreement are for convenience and shall not control or affect the meaning or construction of any provision hereof.

(j.) SPECIFIC PERFORMANCE. Each of the parties agrees and acknowledges that the other will be irreparably damaged in the event the Agreement is not specifically enforced. Each of the parties therefore agrees that in the event of a breach of any provision of the Agreement the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of the Agreement.

Section 3. AGREEMENT OF THE PARTIES

For a period of one year following the date hereof, and for so long as the Voting Shares have not been sold or transferred, Francis agrees to cooperate with Ashraf to elect him to the Board of Directors of Tix Corporation should he desire to serve as a member of the Board of Directors.

Section 4. EFFECTIVE TIME.

The Agreement will become effective immediately upon, but will not be effective prior to, the execution of the Agreement by both parties.

IN WITNESS WHEREOF the undersigned have set their hands as of the above date.

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| Mitch Francis | Tony Ashraf |